July 20, 2018
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation & Leisure
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Kuhn

Re:	Six Flags Entertainment Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
File No. 001-13703
Form 10-Q for Fiscal Quarter Ended March 31, 2018
File No. 001-13703
Dear Mr. Kuhn:
Please be advised that the undersigned is the duly elected Vice President and Chief Accounting Officer of Six Flags Entertainment Corporation (the "Company"). This letter is being submitted in reference to the Securities and Exchange Commission’s letter to Marshall Barber, Executive Vice President and Chief Financial Officer of the Company, dated July 9, 2018, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 (the “Comment Letter”).
The Comment Letter indicates that the Company must respond within ten (10) business days from the date thereof, or inform the Staff when the Company would provide a response. Pursuant to our phone conversation, the Company will submit its response on or before August 8, 2018.
Please do not hesitate to contact me at 972-595-5005, with any concerns you may have regarding the timetable described above. Thank you for your consideration.
Sincerely,

/s/ TAYLOR BROOKS
Taylor Brooks
Vice President and Chief Accounting Officer

cc:	Lance C. Balk, General Counsel, Six Flags Entertainment Corporation
Danielle Benderly, Perkins Coie LLP